July 21, 2023

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ares Acquisition Corporation
245 Park Avenue, 44th Floor
New York, NY 10167

       Re:      Registration Statement on Form S-4 (Registration No.
333-269400)

To whom it may concern:


         Reference is made to the above-referenced registration statement (the Registration
Statement   ) of Ares Acquisition Corporation (the    Issuer   ) under the
Securities Act of
1933, as amended (the    Securities Act   ) with respect to a proposed business
combination
involving a merger, consolidation, exchange of securities, acquisition of assets, or similar transaction involving the Issuer and X-Energy Reactor Company, LLC or one of
its
affiliate(s) (the    Transaction   ). The Registration Statement has not yet
been declared
effective as of the date of this letter.

        Pursuant to the underwriting agreement, dated February 1, 2021 (the Underwriting
Agreement   ), by and among UBS Securities LLC, Citigroup Global Markets Inc, in each
case as representatives of the several underwriters named in Schedule I therein (the
   Underwriters   ), and the Issuer, the Issuer agreed to pay the Underwriters a deferred
underwriting commission of $0.35 per one of the Issuer   s Class A ordinary
shares, par
value $0.0001 per share (the    Ordinary Shares   ), and one-third of one
warrant, where each
whole warrant entitles the holder to purchase one Ordinary Share, purchased under the
Underwriting Agreement (the    IPO Deferred Underwriting Discount   ). This
letter is to
advise you that notwithstanding the fact that our firm has had and will have no involvement in the Transaction or the Registration Statement, our firm has (i) effective as of the date hereof, waived its rights under the Underwriting Agreement to receive the IPO Deferred
Underwriting Discount and (ii) refused to act in every office, capacity and/or relationship in which we may be described, if at all, in the Registration Statement as acting or agreeing to act (including, without limitation, any capacity or relationship (A) required to be described under Paragraph 5 of Schedule A of the Securities Act (15 U.S.C.
77aa) or (B)
for which consent is required under Section 7 of the Securities Act) with respect to the
Transaction.

        Therefore, we hereby advise you and the Issuer, pursuant to Section 11(b)(1) of the
Securities Act, that none of our firm, any person who controls it (within the meaning of either Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of
1934, as amended) or any of its affiliates (within the meaning of Rule 405 under the
Securities Act) will be responsible for any part of the Registration Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.



                                     Very truly yours,

                                     MORGAN STANLEY & CO. LLC


                                     By:________________________________
                                       Name: Aden Pavkov
                                       Title: Managing Director